UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Rentrak Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760174102

(CUSIP Number)

Edward T. Dartley

WRH Partners II, L.L.C.

67 Park Place

Morristown, New Jersey 07960

(973) 984-1233

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302709-100	Page 2 of 7

SCHEDULE 13D

CUSIP No. 302709-100

1	NAME OF REPORTING PERSONS William R. Huff I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,032,042*
8 SHARED VOTING POWER *
9 SOLE DISPOSITIVE POWER 1,032,042*
10 SHARED DISPOSITIVE POWER *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,032,042*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IA, IN
*	William R. Huff possesses sole power to vote and direct the disposition of all securities of Rentrak Corporation (the “Company”) held by certain affiliated limited partnerships (together, the “Huff Entities”), subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff. Thus, as of November 19, 2009, Mr. Huff was deemed to beneficially own 1,032,042 shares of common stock of the Company, $0.01 par value per share (the “Shares”), or approximately 9.8% of the Shares deemed outstanding as of that date, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

CUSIP No. 302709-100	Page 3 of 7

Item 5. Interest in Securities of the Issuer.

Based upon the information contained in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 filed with the SEC, 10,498,037 Shares were issued and outstanding as of November 9, 2009. Mr. Huff possesses sole power to vote and direct the disposition of the Shares owned by the Huff Entities, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. Thus, as of November 19, 2009, Mr. Huff was deemed to beneficially own 1,032,042 Shares, or approximately 9.8% of the Shares deemed outstanding as of that date, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”).

During the 60 days on or prior to November 19, 2009, the Huff Entities made certain open market purchases of Shares during this period. The trading dates, number of Shares purchased and price per Share for all purchases of Shares in the open market by the Huff Entities during the 60 days on or prior November 19, 2009 are set forth in the following table.

Date of Purchase	Number of Shares	Price Per Share
11/2/2009	4,000	15.43
11/3/2009	2,000	15.40
11/4/2009	10,000	15.41
11/5/2009	10,000	15.25
11/6/2009	10,000	15.23
11/12/2009	13,950	15.85
11/13/2009	1,000	15.66
11/17/2009	386	15.85
11/19/2009	6,519	15.58

During the 60 days on or prior to November 19, 2009, other than the transactions described in this Schedule 13D, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time may require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2009	Edward T. Dartley

/S/ EDWARD T. DARTLEY
	By:	Edward T. Dartley, Attorney-in-Fact for William R. Huff, on behalf of certain affiliated limited partnerships

CUSIP No. 302709-100	Page 4 of 7

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).